STATEMENT REGARDING COMPUTATION OF RATIOS

EXHIBIT 12

Ratio of Earnings to Fixed Charges

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated:

	09/25/07	09/25/06	09/25/05	09/25/04	09/25/03
Earnings
Income (loss) before income taxes	$274,973	$804,078	$737,577	$(638,918)	$(430,913)
Fixed charges	8,984,147	8,350,723	7,311,352	6,616,945	5,529,556

Earnings	$9,259,120	$9,154,801	$8,048,929	$5,978,027	$5,098,643

Fixed charges
Interest expense	$8,025,969	$7,349,884	$6,354,744	$5,848,428	$4,919,059
Estimated interest within rental expense	958,178	1,000,839	956,608	768,517	610,497

Fixed charges	$8,984,147	$8,350,723	$7,311,352	$6,616,945	$5,529,556

Ratio of earnings to fixed charges	1.03	1.10	1.10	(1)	(1)

(1)

Calculation results in a deficiency in the ratio (i.e., less than one-to-one coverage). The deficiency in earnings to cover fixed charges was $430,913 for the year ended September 25, 2003, and $638,918 for the year ended September 25, 2004